Ordinary Shares

Certificate Number:

JSE Code

Number of shares:



Telkom SA Limited

REGISTERED OFFICE Private Bag X260, Pretoria, 0001, South Africa
HEAD OFFICE Telkom Towers North, 152 Proes Street, Pretoria, South Africa
TRANSFER OFFICE 2nd Floor, Edura, 41 Fox Street, Johannesburg, South Africa

Registration number: 1991/005476/06
(Incorporated in the Republic of South Africa)

THIS IS TO CERTIFY

that the undermentioned is/are the Registered Holder(s) of fully paid ordinary shares of two cents each in the Company as shown herein, subject to the Articles of Association of the Company.

Name and address of Registered holder	Transfer No.	Date of registration	Certificate number	Number of shares	Audited

GIVEN on behalf of the Company at Johannesburg on the date printed above

Computershare Services Limited

Reg. No. 1958/003456/06   Transfer Secretaries

Telkom SA Limited

THIS CERTIFICATE SHOULD BE KEPT IN A SAFE PLACE. IT WILL BE NEEDED WHEN YOU SELL OR TRANSFER SHARES. NO TRANSFER OF ANY PORTION OF THIS HOLDING MAY BE REGISTERED WITHOUT THE PRODUCTION OF THIS CERTIFICATE.

THESE SHARES WILL NOT BE GOOD FOR DELIVERY OUTSIDE THE COMMON MONETARY AREA WHICH IS CONSTITUTED BY THE REPUBLIC OF SOUTH AFRICA.